January 25, 2012

Mr. Jonathan Wiggins

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Towers Watson & Co.

Form 10-K for the Fiscal Year Ended June 30, 2011

File No. 001-34594

Dear Mr. Wiggins:

In response to your letter dated January 13, 2012, Towers Watson & Co. (the “company,” “Towers Watson,” we or our) submits the accompanying response to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with our response following immediately thereafter.

SEC Comment 1:

1. We note your disclosure on page 32 that your most significant expense is compensation to associates. We also note your disclosure on page 48 that the decrease in salaries and employee benefits in the fiscal year ended June 30, 2011 is principally due to decreases in discretionary compensation, pension and employer related taxes partially offset by an increase in other employee benefits. In future filings, please provide a more robust discussion and analysis of salaries and employee benefits, including a description of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on salaries and employee benefits and a description of any known events that may cause a material change in the relationship between these costs and revenues.

Company Response:

In periodic reports submitted by the company to the Commission beginning with our next Quarterly Report on Form 10-Q (which we anticipate will be filed with the Commission on or about February 9, 2012), we will provide a more robust discussion and analysis of salaries and employee benefits, including a description of any known trends or uncertainties.

SEC Comment 2:

2. Please revise your disclosure in future filings to present the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented. Specifically, we note your disclosure that you believe the non-GAAP measures are useful in evaluating your results of operations and in providing a baseline for the evaluation of future operating results. Please disclose the reasons why you believe each of the non-GAAP measures provides useful information to investors regarding your results of operations. Please provide us with your proposed disclosures.

Company Response:

In periodic reports submitted by the company to the Commission beginning with our next Quarterly Report on Form 10-Q (which we anticipate will be filed with the Commission on or about February 9, 2012), we will provide the requested disclosure substantially along the lines of the following:

Non-U.S. GAAP Measures

In order to assist readers of our financial statements in understanding the core operating results that the company’s management uses to evaluate the business and for financial planning, we present (1) Adjusted EBITDA, (2) Adjusted Net Income Attributable to Controlling Interests, and (3) Adjusted Diluted Earnings Per Share (which are all non-U.S. GAAP measures), to eliminate the effect of acquisition-related expenses from the financial results of our operations. We use Adjusted Net Income Attributable to Controlling Interests (the numerator) for the purpose of calculating Adjusted Diluted Earnings Per Share. The company believes that Adjusted EBITDA and Adjusted Diluted Earnings Per Share are relevant and useful information widely used by analysts, investors and other interested parties in our industry to provide a baseline for evaluating and comparing our operating results.

Since the merger in January 2010, we have incurred significant acquisition-related expenses related to our merger and integration activities necessary to combine Watson Wyatt and Towers Perrin. These acquisition-related expenses include transaction and integration costs, severance costs, non-cash charges for amortization of intangible assets and stock-based compensation costs from the issuance of merger-related restricted shares. Included in our acquisition-related transaction and integration costs are integration consultant fees and legal, accounting, marketing and information technology integration expenses. We expect that during the first three years following the merger, these activities and the related expenses will be incurred and be significant, although amortization will continue over the estimated useful lives of the related intangibles. We consider Adjusted EBITDA and Adjusted Diluted Earnings Per Share to be important financial measures, which we use to internally evaluate and assess our core operations, and benchmark our operating results against our competitors. We use Adjusted EBITDA to evaluate and measure our performance-based compensation plans. Adjusted EBITDA and Adjusted Diluted Earnings Per Share are important in illustrating what our operating results would have been had we not incurred these acquisition-related expenses.

We define Adjusted EBITDA as net income before non-controlling interests adjusted for provision for income taxes, interest, net, depreciation and amortization, transaction and integration expenses, stock-based compensation and other non-operating income. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measure of other companies. Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the information contained within our financial statements.

Reconciliation of Adjusted EBITDA to net income before non-controlling interests, Adjusted Net Income Attributable to Controlling Interests to net income attributable to controlling interests and Adjusted Diluted Earnings Per Share to diluted earnings per share are included in the tables below.

	Three Months Ended September 30,
	2011	2010
	(in thousands)

Reconciliation of net income before non-controlling interests to Adjusted EBITDA is as follows:
Net income before non-controlling interests	$60,286	$33,729
Provision for income taxes	35,501	25,130
Interest, net	1,358	2,058
Depreciation and amortization	34,507	30,880
Transaction and integration expenses	20,907	17,690
Stock-based compensation (a)	11,134	23,725
Other non-operating income (b)	(2,136)	(1,727)

Adjusted EBITDA	$161,557	$131,485

(a)	Stock-based compensation is included in salary and employee benefits expense and relates to Towers Watson Restricted Class A shares held by our current associates which were awarded to them in connection with the Merger.
(b)	Other non-operating income includes income from affiliates and other non-operating income.

Three Months Ended September 30, 2011
(In thousands, except share and per share amounts)

Net income attributable to controlling interests	$59,704
Adjusted for certain Merger-related items (c):
Amortization of intangible assets	8,854
Transaction and integration expenses including severance	12,691
Stock-based compensation (d)	7,283
Release of acquisition-related liability	(601)
Other Merger-related tax item	(698)

Adjusted net income attributable to controlling interests	$87,233

Weighted average shares of common stock — diluted (000)	73,253

Earnings per share — diluted, as reported	$0.82
Adjusted for certain Merger-related items:
Amortization of intangible assets	0.12
Transaction and integration expenses including severance	0.17
Stock-based compensation	0.10
Release of acquisition-related liability	(0.01)
Other Merger-related tax item	(0.01)

Adjusted earnings per share — diluted	$1.19

(c)	The adjustments to net income attributable to controlling interests and diluted earnings per share of certain Merger-related items are net of tax. In calculating the net of tax amounts, the effective tax rate for amortization of intangible assets was 33.5%, transaction and integration expenses including severance was 39.3% and stock-based compensation was 34.6%. The effective tax rate for release of other acquisition related liability included in other non-operating income was 39.9%
(d)	Stock-based compensation relates to Towers Watson Restricted Class A shares held by our current associates which were awarded to them in connection with the Merger.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments.

Very truly yours,

/s/ Peter L. Childs
Peter L. Childs
Principal Accounting Officer

cc.	John J. Haley

Roger F. Millay

Eric McPhee, Securities and Exchange Commission